Delcath Systems, Inc.

1633 Broadway, Suite 22C

New York, New York 10019

January 18, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Ritchie

Re:	Delcath Systems, Inc.

Registration Statement on Form S-3 Filed January 10, 2023

File No. 333-269173

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Delcath Systems, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-269173) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on January 20, 2023 or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to Nicolas H.R. Dumont of Cooley LLP at (212) 479-6446 and that such effectiveness also be confirmed in writing.

Very truly yours,

Delcath Systems, Inc.

By:	/s/ Gerard Michel
Gerard Michel
Chief Executive Officer

cc:	Ryan Sansom, Cooley LLP Nicolas H.R. Dumont, Cooley LLP